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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03002088

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 3 2003
FEE 510

SEC FILE NUMBER
8- 26255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

F.M. Roberts & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12121 Wilshire Boulevard, Suite 1012
(No. and Street)

Los Angeles,	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric M. Roberts (310) 207-0208
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

La Rue, Corrigan & McCormick LLP
(Name — *if individual, state last, first, middle name*)

5959 Topanga Canyon Boulevard, Suite 180, Woodland Hills, Ca 91367
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

...ption from the requirement that the annual report be covered by the opinion of an independent pub...
...tatement of facts and circumstances relied on as the basis for the exemption. See...

who are to respond to the collection ...
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...MB control number.

OATH OR AFFIRMATION

I, Fredric M. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of F.M. Roberts & Company, Inc., as of December 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Fredric M. Roberts
Signature

President
Title

Penny Bolton
Notary Public

PENNY BOLTON
Commission # 1334845
Notary Public - California
Los Angeles County
My Comm. Expires Dec 14, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

F.M. ROBERTS & COMPANY, INC.
(An S Corporation)

Statement of Financial Condition

December 31, 2002
with Independent Auditors' Report

F.M. Roberts & Company, Inc.
(An S Corporation)

Statement of Financial Condition

December 31, 2002

Contents

LaRUE, CORRIGAN & McCORMICK LLP
Certified Public Accountants

5959 Topanga Canyon Boulevard, Suite 180
Woodland Hills, California 91367
Telephone 818-587-9300
Facsimile 818-347-0904
lcmcpa.com
ROBERT LaRUE 818-587-9302 MIKE McCORMICK 818-587-9303
KEN TEASDALE 818-587-9305 JACK CORRIGAN 818-587-9301

Independent Auditors' Report

To the Stockholder
F.M. Roberts & Company, Inc.

We have audited the accompanying statement of financial condition of F.M. Roberts & Company, Inc. (an S Corporation) (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of F.M. Roberts & Company, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

LaRue, Corrigan + McCormick LLP

January 21, 2003

F.M. Roberts & Company, Inc.
(An S Corporation)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents (Note 2)	$	466,561
Prepaid expenses and other assets		5,302
Property and equipment, net of accumulated depreciation of $172,959 (Notes 2 and 3)		28,835
Deposits		2,675
Total assets	$	503,373

Liabilities and stockholder's equity

Accounts payable and accrued expenses	$	11,061
Income taxes payable (Note 2)		1,800
Total liabilities		12,861
Commitments (Note 4)		
Stockholder's equity		
Common stock, no par value:		
Authorized, 10,000 shares;		
Outstanding, 1,000 shares		1,000
Paid-in capital		137,000
Retained earnings		352,512
Total stockholder's equity		490,512
Total liabilities and stockholder's equity	$	503,373

See independent auditors' report and accompanying notes

F.M. Roberts & Company, Inc.
(An S Corporation)

Notes to the Financial Statement

December 31, 2002

1. Description of Business

F.M. Roberts & Company, Inc. (a California S Corporation) (the "Company") is a registered broker dealer engaged primarily in performing corporate advisory and investment banking services.

2. Significant Accounting Policies

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally as follows:

Office equipment	5-7 years
Furniture and fixtures	7 years

The stockholder of the Company has elected for the Company to be taxed as a "S Corporation" whereby corporate taxable income is included as income in the stockholder's tax return. Accordingly, the Company is not subject to federal and state income taxes, except that California levies a 1.5% corporate tax on electing corporations.

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company invests its excess cash in interest bearing deposits with a major financial institution and money market fund. Although these balances may, at times, exceed the federally insured deposit amounts, management does not anticipate losses associated with this concentration of balances due to the size and financial strength of the institutions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

Property and equipment at December 31, 2002 consists of the following:

Office furniture and fixtures	$ 134,889
Office equipment	66,905
	201,794
Less: accumulated depreciation	(172,959)
	$ 28,835

Depreciation expense for the year ended December 31, 2002 was $7,571.

4. Commitments

Leases

The Company leases its premises pursuant to an agreement expiring February 28, 2003. The minimum annual rental payment is $8,097 for 2003. Total rent expense for the year ended December 31, 2001 was $40,156.

5. Non-monetary Transactions

As compensation for its advisory services, the Company receives cash and notes. In addition, the Company may receive options to acquire shares of clients' common stock as part of its advisory fees. During 2002, neither the Company nor its stockholder received any options in relation to its advisory services.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000.

F.M. Roberts & Company, Inc.
(An S Corporation)

Notes to the Financial Statement

December 31, 2002

6. Net Capital Requirements (Continued)

The following summarizes the Company's compliance with such requirements at December 31, 2002:

Net capital	$ 446,847
Required net capital	5,000
Excess net capital	$ 441,847
Net capital ratio	0.03 to 1